Exhibit 99.53

CONSENT AND AGREEMENT

THIS CONSENT AND AGREEMENT (this “Consent”) is made as of the 17th day of December, 2012, by and among SOFTBANK CORP., a Japanese kabushiki kaisha (“SoftBank”), Starburst II, Inc., a Delaware corporation (“Parent”) and Sprint Nextel Corporation, a Kansas corporation (the “Company”).

WHEREAS, SoftBank, Parent and the Company entered into an Agreement and Plan of Merger, dated as of October 15, 2012 (the “SoftBank/Company Merger Agreement”), to which Starburst I, Inc., a Delaware corporation and a wholly owned subsidiary of SoftBank, and Starburst III, Inc., a Kansas corporation and a wholly owned subsidiary of Parent (“SoftBank Merger Sub”) are also parties, pursuant to which SoftBank Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent;

WHEREAS, pursuant to Section 5.2 of the SoftBank/Company Merger Agreement, the Company is prohibited from taking certain actions without the consent of Parent;

WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit A (the “Company/Clearwire Merger Agreement”), with Clearwire Corporation, a Delaware corporation (“Clearwire”), and Collie Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Company Merger Sub”), pursuant to which, subject to the terms and conditions of the Company/Clearwire Merger Agreement, Company Merger Sub would merge with and into Clearwire, with Clearwire surviving the merger as a wholly owned subsidiary of the Company (the “Company/Clearwire Merger”);

WHEREAS, in connection with the Company/Clearwire Merger Agreement, it is proposed that the Company enter into a Note Purchase Agreement, substantially in the form attached hereto as Exhibit B (the “Note Purchase Agreement”), with Clearwire Communications LLC, a Delaware limited liability company (“Clearwire OpCo”) and Clearwire Finance, Inc., a Delaware corporation (“Clearwire Finance”), pursuant to which the Company would purchase one or more exchangeable notes issued by Clearwire OpCo and Clearwire Finance (the “Note Purchase”, and together with the Company/Clearwire Merger and the other transactions contemplated by the Company/Clearwire Merger Agreement and the Note Purchase Agreement, the “Transactions”), on the terms and conditions set forth in the Note Purchase Agreement and any other documents contemplated thereby; and

WHEREAS, pursuant to Section 5.2 of the SoftBank/Company Merger Agreement, the Company has requested that each of SoftBank and Parent, and each of SoftBank and Parent has agreed to, provide its written consent to the execution and delivery of the Clearwire Merger Agreement and the Note Purchase Agreement (such agreements, together with any related material agreements and instruments, collectively, the “Transaction Agreements”) by the Company and Company Merger Sub and the performance by the Company and Company Merger Sub of their respective obligations thereunder.

NOW, THEREFORE, the parties hereby agree as follows:

1. Without limiting the provisions of Section 2 below, each of SoftBank and Parent hereby consents for purposes of Section 5.2 of the SoftBank/Company Merger Agreement to (i) the execution and delivery by the Company and Company Merger Sub of the Company/Clearwire Merger Agreement, (ii) the execution and delivery by the Company of the Note Purchase Agreement, (iii) the execution and delivery by the Company and Company Merger Sub of all documents required or contemplated by any of the Transaction Agreements to be executed by the Company or Company Merger Sub contemporaneously therewith, (iv) the performance by the Company and Company Merger Sub of their respective obligations under the Transaction Agreements, and (v) the consummation of the Transactions.

2. Subject to and without limiting any existing rights of SoftBank and the other Parent Entities (as defined therein) under the SoftBank/Company Merger Agreement, the Company hereby agrees that, at all times during the Pre-Closing Period (as defined in the SoftBank/Company Merger Agreement), the Company:

(a)	will keep Parent and SoftBank fully and promptly informed with respect to all facts, circumstances, developments and other matters arising under the Transaction Agreements or otherwise with respect to the Transactions that are or could reasonably be expected to be material to the Company or to SoftBank;

(b)	will promptly provide Parent and SoftBank with copies of all notices or other material communications with respect to the Transaction Agreements or the Transactions, including any notices or other communications that are sent by the Company or its representatives to or received by the Company or its representatives from (x) Clearwire or Clearwire’s representatives (whether required or contemplated by the Transaction Agreements or otherwise), (y) any Governmental Body (as defined in the SoftBank/Company Merger Agreement) (“Governmental Body”) and (z) (unless necessary to preserve a privilege under an evidentiary rule such as the Rule 402 of the Federal Rules of Evidence) any stockholder of Clearwire or any legal counsel to any stockholder of Clearwire in connection with any actual or threatened claims or litigation with respect to the Transaction Agreements or the Transactions;

(c)	will provide Parent and SoftBank with copies of all proposed filings with the Securities and Exchange Commission or any other Governmental Body with respect to the Transaction Agreements and the Transactions, give Parent and SoftBank a reasonable opportunity to comment on such filings, consider in good faith all comments and suggestions with respect to such filings made by or on behalf of Parent or SoftBank and use its reasonable best efforts to implement all such reasonable comments and suggestions;

(d)	will keep Parent and SoftBank fully and promptly informed with respect to any proposed in-person meetings or multi-party prescheduled telephone or video conferences with any Governmental Body in respect of the Transaction Agreements or the Transactions, including with respect to any filings, investigation or other inquiry relating to the Transaction Agreements or the Transactions, and will reasonably consult with Parent and SoftBank in advance of any such meeting and consider in good faith all comments and suggestions with respect to such meetings made by or on behalf of Parent or SoftBank;

(e)	will keep Parent and SoftBank fully and promptly informed with respect to any actual or threatened litigation with respect to the Transaction Agreements or the Transactions, whether brought or threatened by Governmental Bodies, stockholders of Clearwire or otherwise, and permit Parent and SoftBank to (i) with respect to meetings, conferences, correspondence and other activities in which Clearwire is not a direct participant, fully participate with the Company in all material decision-making with respect to and resolution of such matters, and (ii) with respect to meetings, conferences, correspondence and other activities in which Clearwire is a direct participant, fully participate with the Company in all material decision-making with respect to and resolution of such matters to the extent permitted by Clearwire; and

(f)	will not (and will not permit any subsidiary of the Company to), without the prior written consent of Parent:

(i)	amend, modify or enter into any supplement to, or waive any material rights under (or extend the time for the performance by Clearwire or any other party under), any of the Transaction Agreements;

(ii)	(subject to the judgment of the Board of Directors of the Company that its fiduciary obligations to the stockholders of the Company makes such termination necessary or advisable) terminate any of the Transaction Agreements or Transactions, or make any determination with respect to the satisfaction or non-satisfaction by Clearwire or any other party of any condition to the consummation of any of the Transactions;

(iii)	except to the extent necessary to comply with the terms of the Transaction Agreements, make or enter into any agreement or understanding with any Governmental Body (or permit Clearwire or any other party to do so) with respect to the Transaction Agreements or the Transactions, including agreeing to any voluntary delay of the Transactions at the behest of any Governmental Body; or

(iv)	knowingly and intentionally (x) commit a breach of or a default under, or knowingly and intentionally fail to comply with any of the Company’s obligations under, any of the Transaction Agreements, or (y) make any other decision or take any other action under the Transaction Agreements that would have a material adverse effect on the expected benefits to the Company of consummating the Transactions.

3. Without limiting and subject to the foregoing, each of SoftBank and Parent consents to the Company taking such actions and making such decisions as the Company determines in good faith to be necessary or desirable in connection with the consummation of the Transactions by the Company and Company Merger Sub, whether by reason of the exercise of the fiduciary duties of the Company’s Board of Directors or otherwise, including the preparation, execution, delivery and filing of, or causing to be prepared, executed, delivered and filed, all reports, statements, documents, and information deemed by the Company to be necessary or appropriate pursuant to applicable federal and state laws.

4. Upon the written request of SoftBank or Parent, given at any time after adoption of the SoftBank/Company Merger Agreement by the Company’s stockholders, stating that neither SoftBank nor Parent has any reason to believe that any condition to the closing of the transactions contemplated by such agreement is impossible or unlikely to be satisfied by the End Date (as defined in the SoftBank/Company Merger Agreement), and that SoftBank or Parent expects such closing to occur on a date not more than 30 days after the date of such written request, the Company will promptly and effectively waive the condition to the Company’s obligations set forth described in Section 5.3(e) of the Company/Clearwire Merger Agreement unless the Company determines in good faith that doing so would be reasonably expected to result in a material adverse effect on the Company, its operations or its financial condition, in which case the Company will promptly inform SoftBank and Parent of such determination. No such determination shall preclude SoftBank or Parent from giving one or more additional requests of the type described in this paragraph.

5. This Consent and Agreement will be governed by the laws of the State of Delaware. This Consent and Agreement may be executed in counterparts.

[Signature Page Follows]

IN WITNESS WHEREOF, each of SoftBank, Parent and the Company has executed this Consent and Agreement as of the date first set forth above.

SOFTBANK CORP.

By:	/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & Chief Executive Officer

STARBURST II, INC.

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: President

SPRINT NEXTEL CORPORATION

By:	/s/ Daniel R. Hesse
Name: Daniel R. Hesse
Title: Chief Executive Officer

[Signature Page to SOFTBANK CORP. Consent]